Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
The Date: May 18, 2015

The following was posted to City National Corporation's internal website on May 18, 2015.

Every (Proxy) Vote Counts!
5/18/2015
Mike Cahill
Colleagues who own City National common stock are reminded to vote their shares before the Special Meeting of Stockholders on May 27.
Colleagues who own City National common shares, either individually or through their 401(k), are reminded to vote their proxies prior to the company's Special Meeting of Stockholders on May 27, 2015.
City National common stockholders are being asked to approve the merger agreement announced January 22, 2015, under which City National will merge with Royal Bank of Canada (RBC), as well as other matters to be considered at the City National special meeting.
"This is a historic moment in the company's history, and colleagues who hold City National common shares are encouraged to read the proxy statement and exercise their right to vote," said Mike Cahill, City National's general counsel. "Each vote is very important, regardless of the number of shares a colleague owns."
Merger proxy materials were mailed on or around April 22, and colleagues who hold shares of City National common stock should have received them already. Some colleagues may have received more than one set of voting materials if they hold unvested restricted stock, shares in a City National securities or other brokerage account, and/or through their 401(k).

•	For shares held in City National's 401(k)/Profit Sharing Plan, proxies submitted via the Internet or telephone must be received by 5 p.m. Pacific time on Friday, May 22, 2015.
•
If you own shares through a broker or are registered with City National's transfer agent, Computershare, proxies submitted via the Internet or telephone must be received by 1 a.m. Central time on Wednesday, May 27, 2015.

The proxy statement provides additional information about the merger agreement, as well as instructions on how to vote online, by telephone or by mail.
How to Vote Your Shares
If you own your shares through our 401(k)/Profit Sharing Plan or if you are a registered shareholder with our transfer agent, Computershare, we recommend you vote your shares by telephone or Internet to ensure your vote is counted:
•	Telephone: Call 1-800-652-8683 and follow the prompts provided by the recorded message; or
•	Online: Go to www.investorvote.com/cyn and follow the instructions.
If you own your shares through your broker, your shares are voted through Broadridge. We recommend you vote your shares with Broadridge by telephone or Internet to ensure your vote is counted:
•	Telephone: Call 1-800-454-8683 and follow the prompts provided by the recorded message; or
•	Online: Go to www.proxyvote.com and follow the instructions.
City National's Board of Directors unanimously recommends that City National common stockholders vote "FOR" the merger agreement proposal, as well as other matters to be considered at the City National special meeting.
Questions?
If you have lost or misplaced your proxy, or if you have any questions about voting your shares, please contact Sheryl Reid at Sheryl.Reid@cnb.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2015 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 10, 2015. Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the above-referenced Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.